www.linkedin.com/in/mgohh
(LinkedIn)

Top Skills

Sponsorship
Public Relations
Sports

Languages

English (Native or Bilingual)
Spanish (Professional Working)
Italian (Elementary)

Honors-Awards

Digital Wesleyan Summer Internship
Grant
Seventh Player Award
Sportsmanship Award
The Gatchell and Neufeld Award

Miranda Gohh

Associate Producer at Mike Bosner Productions
New York City Metropolitan Area

Summary

Named a "2022 Woman to Watch on Broadway" by the Broadway
Women's Fund, Miranda Gohh is a producer originally from
Providence, RI.

She is currently serving as the Associate Producer at Mike Bosner
Productions (SHUCKED). Previously, she served as the Associate
Producer of SUFFS by Shaina Taub, the Associate Producer of
THE LONELY FEW by Zoe Sarnak and Rachel Bonds, the Manager
of Investor Relations at P3 Productions (HOW TO DANCE IN
OHIO, GUN & POWDER), the Associate Producer at Stairwell
Productions (DANA H., IS THIS A ROOM), the Associate Producer
of JUST FOR US by Alex Edelman, and the Associate Producer
at Davenport Theatrical Enterprises (A BEAUTIFUL NOISE: THE
NEIL DIAMOND MUSICAL, HARMONY by Barry Manilow, THE
GRISWOLDS' BROADWAY VACATION, JOY, THE TEN, THE
UNTITLED MUSICAL ON THE LIFE OF HARRY BELAFONTE).

Previously, she served as the Company Manager at New York
City Center with Manhattan Theatre Club from 2019-2021 and
the Producing Fellow from 2018-2019. Miranda has also worked
with companies such as Arena Stage, The Playwrights Realm,
Goodspeed Musicals, and Trinity Repertory Company.

She is also the Founder of Theatre Producers of Color (TPOC),
a non-profit organization that supports the next generation of
BIPOC producers by providing access to education, training,
and mentorship, and a Co-Founder of The Industry Standard
Group (TISG), the first BIPOC commercial theatre investment and
producing organization.

She is an Associate Member of The Broadway League and was the
recipient of the 2022 Gatchell and Neufeld Award and the 2019-2020
Rising Star Fellowship. She is a graduate of the Commercial Theatre
Institute and an alumna of Wesleyan University. She is also a proud

member of Gold House, a non-profit organization that promotes the interests of people of Asian and Pacific Islander descent.

Her credits include CABARET, SUFFS, JUST FOR US, HERE LIES LOVE, KPOP, A BEAUTIFUL NOISE: THE NEIL DIAMOND MUSICAL, MACBETH starring Daniel Craig and Ruth Negga, IS THIS A ROOM, and DANA H. on Broadway and KINKY BOOTS and Obie Award winner CIRCLE JERK Off-Broadway.

―――――

Experience

Mike Bosner Productions
Associate Producer
June 2024 - Present (11 months)
New York, New York, United States

Theatre Producers of Color
Founder
December 2020 - Present (4 years 5 months)
New York City Metropolitan Area

Theatre Producers of Color (TPOC) is a multifaceted collective of theatremakers joined together in support of the next generation of BIPOC producers by providing access to education, training, and mentorship.

The Industry Standard Group
Founding Member
August 2020 - Present (4 years 9 months)

The Industry Standard Group (TISG) is a multicultural commercial investment and producing organization aiming to make theatre accessible, inclusive, and more equitable.

P3 Productions
Investor Relations Manager
September 2023 - June 2024 (10 months)

HOW TO DANCE IN OHIO (Broadway), GUN & POWDER (Paper Mill Playhouse)

Suffs
Associate Producer
September 2023 - June 2024 (10 months)

Following a sold-out, extended run at The Public Theater, SUFFS arrives on Broadway next spring — and not a moment too soon. From the singular mind of Shaina Taub, this "remarkable, epic new musical" (Variety), boldly explores the victories and failures of a struggle for equality that's far from over.

The Lonely Few
Associate Producer
September 2023 - June 2024 (10 months)

Stairwell Productions
Associate Producer
January 2023 - June 2024 (1 year 6 months)

THE INTERESTINGS by Sara Bareilles and Sarah Ruhl, WHAT THE CONSTITUTION MEANS TO ME (Broadway), DANA H. (Broadway), IS THIS A ROOM (Broadway), PASS OVER (Broadway), HOW TO DEFEND YOURSELF (NYTW)

Just For Us
Associate Producer
May 2023 - August 2023 (4 months)

Following acclaimed runs in London, Edinburgh, Melbourne, Boston, and Washington D.C., as well as a six-time extended Off-Broadway engagement, Alex Edelman's JUST FOR US finally arrives at the one place it hasn't been — Broadway — this summer for nine weeks only!

Davenport Theatrical Enterprises
Associate Producer
September 2021 - June 2023 (1 year 10 months)

A BEAUTIFUL NOISE: THE NEIL DIAMOND MUSICAL (Broadway), HARMONY (Broadway), THE GRISWOLDS' BROADWAY VACATION (The 5th Avenue Theatre), JOY (George Street Playhouse)

The Playwrights Realm
International Theatermakers Award Manager
September 2020 - October 2021 (1 year 2 months)

Manhattan Theatre Club
3 years 2 months

Company Manager
July 2019 - September 2021 (2 years 3 months)

Greater New York City Area

Producing Fellow
August 2018 - June 2019 (11 months)
Greater New York City Area

The Broadway League
Rising Stars Fellow
October 2019 - February 2020 (5 months)
New York, New York

Commercial Theater Institute
14 Week Program: Advanced Topics for Commerical Producers and Managers
February 2019 - May 2019 (4 months)
Greater New York City Area

101 Productions, Ltd.
House Seat Coordinator
June 2018 - August 2018 (3 months)
Greater New York City Area

Arena Stage at the Mead Center for American Theater
Management Fellow
August 2017 - June 2018 (11 months)
Washington D.C. Metro Area

Education

Wesleyan University
Bachelor’s Degree, Art History Major, Economics Minor · (2013 - 2017)

Williston Northampton School
· (2009 - 2013)